Contact

www.linkedin.com/in/jim-hyland-26683327 (LinkedIn)

Top Skills

Strategic Planning
Social Media
Food

Languages

English

Jim Hyland

Kitchen Table Consultants
Ulster County, New York, United States

Experience

Kitchen Table Consultants

Content Expert - Consultant
November 2021 - Present (1 year 8 months)
New Paltz, NY

The Farm Bridge, Inc

CEO
January 2016 - November 2021 (5 years 11 months)

In 2016 The Farm Bridge was created as the evolution of Winter Sun Farms and Farm to Table Co-packers.
The Farm Bridge is an award winning specialty food co-packer that serves both the specialty food market and those needing to source ingredients for their supply change. With a special link to the local farming community The Farm Bridge is the Hudson Valley's single most significant link between regional farmers and the diversified consumers that wish to support them.

Farm To Table Co-packers

CEO- Founder
June 2010 - January 2016 (5 years 8 months)
Kingston NY

In 2016 Farm to Table Co-packers - evolved into The Farm Bridge.

Winter Sun Farms

President
November 2006 - January 2016 (9 years 3 months)
New Paltz, NY

In 2016 - The Winter Sun Farms brand and company was incorporated into The Farm Bridge.

Education

Hartwick College

Bachelor's degree, Business Administration and Management · (1987 - 1991)